FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of January, 2006

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X      Form 40-F
                                   -----             -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                              Yes            No  X
                                  -----        -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

The announcement on resolutions passed at the extraordinary general meeting of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant in English on January 18, 2006.

                               [GRAPHIC OMITTED]

    (a Sino-foreign joint stock limited company incorporated in the People's
                              Republic of China)

                               (Stock Code: 902)


              RESOLUTIONS PASSED AT Extraordinary GENERAL MEETING

--------------------------------------------------------------------------------
This announcement sets out the resolutions passed at the EGM convened on 18th January 2006.
--------------------------------------------------------------------------------

The extraordinary general meeting (the "EGM") of Huaneng Power International, Inc. (the "Company") was held at 9:00 a.m. on Wednesday, 18th January 2006 at the office of the Company at West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, the People's Republic of China. As entrusted by Mr. Li Xiaopeng (Chairman of the Company), Mr. Wang Xiaosong (Vice Chairman of the Company) presided over the EGM as the chairman. The shareholders of the Company and their proxies, directors and supervisors of the Company attended the EGM.

There were a total of 12,055,383,440 shares of the Company as at the record date ("Record Date", i.e. 19th December 2005) entitled to attend the EGM to vote for or against the resolutions tabled thereat. Shareholders and authorised proxies holding an aggregate of 9,288,129,785 shares of the Company, representing 77.05% of the total shares of the Company, were present at the EGM. Holders of 346,138,749 H shares of the Company, through HKSCC Nominees Limited, appointed the chairman of the meeting to attend and vote on their behalf. Holders of 411,475,880 H shares of the Company, through HSBC (Nominees) Hong Kong Limited, appointed the chairman of the meeting, as their proxy to attend and vote on their behalf.

Hong Kong Registrars Limited, the share registrar for the Company, jointly with Haiwen & Partners, the Company's PRC counsel, acted as the scrutineer for the vote-takings.

After reviewing the resolutions proposed by the Board of Directors, the shareholders of the Company and their proxies present at the meeting resolved through voting by way of a poll to approve the following resolutions:

Ordinary Resolution:

1. Proposal regarding change of supervisor - To appoint Mr. Guo Junming as supervisor

Biography of Mr. Guo Junming

Mr. Guo Junming, aged 40, graduated from Shanxi Finance and Economic Institute specialising in business finance and accounting. Mr. Guo is a senior accountant and serves in China Huaneng Group as deputy chief accountant. He was, among other things, deputy manager of the finance department of China Huaneng Group, vice president and president of China Huaneng Finance Limited Liability Company, president of Huaneng Capital Services Limited Company, and manager of the finance department of China Huaneng Group.

Other than the relationship arising from his supervisorship with the Company, Mr. Guo has not held any directorship in any other public companies listed on the Hong Kong Stock Exchange in the past three years and he does not have any relationships with any other Directors, senior management, substantial shareholders or controlling shareholders (as defined in the Listing Rules) of the Company. Mr. Guo has no interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. After obtaining approval from shareholders in respect of Mr. Guo's appointment, the Company will enter into a service contract with Mr. Guo for a term expiring in June 2008. The remuneration will be determined with reference to the PRC market conditions. No other matters should be brought to the attention of the shareholders of the Company in respect to Mr. Guo's appointment.

9,280,563,025 shares were voted in the affirmative and 7,566,760 shares were voted in the negative, representing approximately 99.92% and approximately 0.08%, respectively, of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights.

Special Resolutions:

2. To approve that (i) an approval to be given to the Company to issue within the PRC asset-backed debt financing products of a principal amount up to RMB15 billion (in either one or multiple tranches) within 15 months from the date on which shareholders' approval is obtained; (ii) an unconditional general mandate to be given to the Company's board of directors or any two or more directors to determine the terms and conditions and other relevant matters in relation to the respective tranches of the issue of asset-backed debt financing products in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the asset-backed debt financing products to be issued and the term thereof within the prescribed scope as set out in (i) above, the execution of all necessary legal documents, and the conduct of appropriate information disclosures.

      8,633,979,479 shares were voted in the affirmative and 192,203,454 shares were voted in the negative, representing approximately 97.27% and approximately 2.73%, respectively, of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights.

3. To approve that (i) an approval to be given to the Company to issue within the PRC short-term debentures of a principal amount up to RMB5 billion (in either one or multiple tranches) within 12 months from the date on which shareholders' approval is obtained; (ii) an unconditional general mandate to be given to the Company's board of directors or any two or more directors to determine the terms and conditions and other relevant matters in relation to the respective tranches of the issue of short-term debentures in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the short-term debentures to be issued and the term thereof within the prescribed scope as set out in (i) above, the execution of all necessary legal documents, and the conduct of appropriate information disclosures.

      8,633,979,479 shares were voted in the affirmative and 192,203,454 shares were voted in the negative, representing approximately 97.27% and approximately 2.73%, respectively, of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights.

                                                        By Order of the Board
                                                             Li Xiaopeng
                                                              Chairman

As at the date of this announcement, the directors of the Company are:


Li Xiaopeng                         Qian Zhongwei
(Executive director)                (Independent non-executive director)
Huang Yongda                        Xia Donglin
(Executive director)                (Independent non-executive director)
Wang Xiaosong                       Liu Jipeng
(Non-executive director)            (Independent non-executive director)
Na Xizhi                            Wu Yusheng
(Executive director)                (Independent non-executive director)
Huang Long                          Yu Ning
(Executive                          (Independent non-executive director)
director) Wu Dawei
(Non-executive director)
Shan Qunying
(Non-executive director)
Ding Shida
(Non-executive director)
Xu Zujian
(Non-executive director)
Liu Shuyuan
(Non-executive director)


Beijing, the PRC
18th January 2006

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By  /s/ Huang Long
                             ---------------




                          Name:    Huang Long

                          Title:   Company Secretary



Date:    January 18, 2006